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**UNITED STATES SECURITIES**
**AND EXCHANGE COMMISSION**
**Washington, D.C.  20549**

## FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES**
**EXCHANGE ACT OF 1934**

For the month of:                October, 2002
Commission File Number:          000-49946

## ALAMOS MINERALS LTD
(Name of Registrant)

## 1400-400 Burrard Street, Vancouver, British Columbia CANADA V6C 3G2
(Address of principal executive offices)

1.    Material Change Report dated October 7, 2002
2.    Alternative Monthly Report, October 8, 2002
3.    Material Change Report dated October 15, 2002
4.    Press Release dated October 15, 2002
5.    Material Change Report dated October 21, 2002
6.    Press Release dated October 18, 2002
7.    Qualifying Issuer Certificate, Form 45-102F2
8.    Material Change Report dated October 28, 2002
9.    Press Release dated: October 28, 2002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
**Form 20-F..XXX**....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
_____

SEC 1815 (11-2002)        **Potential persons who are to respond to the collection of information contained in this form are not**
**required  to  respond unless the  form displays a currently valid OMB control number.**

This is the form of a material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

**FORM 53-901F**
**BRITISH COLUMBIA SECURITIES ACT**
**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT**

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under Section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

**Item 1. Reporting Issuer**

State the full name and address of the principal office in Canada of the reporting issuer:

**ALAMOS MINERALS LTD.**
Suite 1400, 400 Burrard Street
Vancouver, British Columbia
V6C 3G2

**Item 2. Date of Material Changes**

September 30, 2002

**Item 3. Press Release**

The Issuer's press release dated September 30, 2002 was filed on SEDAR and disseminated via Canada Stockwatch and Market News Publishing.

**Item 4. Summary of Material Change**

The Issuer announced a non-brokered private placement of 5,000,000 units at $0.40 per unit.

**Item 5. Full Description of Material Change**

The Issuer announced a non-brokered private placement of 5,000,000 units at $0.40 per unit. Each unit will consist of one common share in the capital of the Issuer and one nontransferable share purchase warrant. One such warrant is convertible into one common share for a one year period from the closing date at a price of $0.45 per share. A 7% finder's fee is payable in connection with the financing. Proceeds of $2,000,000 will be used by the Issuer towards the acquisition cost of the Salamandra Property in Mexico, for advancement of the work program underway on that property, and for general working capital purposes. This transaction is subject to regulatory acceptance.

**Item 6. Reliance on Section 85(2) of the Act**

Not applicable.

**Item 7. Omitted Information**

There is no omitted information.

**Item 8. Senior Officers**

The following Senior Officer of the Company is available to answer questions regarding this report:

*Nerio V. Cervantes,* Director
Telephone: (604) 643-1787

**Item 9. Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., this 7th day of October, 2002.

**ALAMOS MINERALS LTD.**


*/s/ Nerio V. Cervantes*

_____
**Nerio V. Cervantes**
**Director**

**REPORT UNDER PART 4**
**Of**
**NATIONAL INSTRUMENT 62-103**

1. **Name and address of eligible institutional investor:**

Sprott Asset Management Inc. (the "Offeror")
200 Bay Street, Suite 3450
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J2

2. **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:**

As at September 30, 2002 there is a net decrease of 500,000 common shares ("Common Shares") of Alamos Minerals Ltd. (the "Issuer"). Also, an increase in the aggregate number of currently issued and outstanding shares has resulted in a net decrease of 4.8% in the Offeror's securityholdings (assuming the exercise of the Warrants described below).

3. **The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

As at September 30, 2002 the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 1,325,000 Common Shares of the Issuer and 1,250,000 warrants (the "Warrants") which are exercisable for 1,250,000 shares. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) and assuming the exercise of the Warrants the Offeror exercises control or direction over 9.0% of the issued and outstanding Common Shares.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:**

- **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

The Offeror does not itself own any Common Shares. The only persons with whom the Offeror may be deemed by the *Securities Act* (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

- **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:**

    None.

- **©he eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

    The Offeror exercises control or direction over all of the Common Shares referred to above in its capacity as portfolio manager of managed accounts.

5. **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

None.

7. **The names of any joint actors in connection with the disclosure required by this report:**

The managed accounts of the Offeror holding Common Shares include: Sprott Canadian Equity Fund, Sprott Gold and Precious Minerals Fund, Sprott Hedge Fund L.P., Sprott Master Fund, Ltd., iPerform Strategic Partners Hedge Fund and the Sprott Managed Accounts.

8. **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

Not applicable.

**10. A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:**

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 8th day of October, 2002.

**SPROTT ASSET MANAGEMENT INC.**

By: "Neal Nenadovic"
Neal Nenadovic
Chief Financial Officer

This is the form of a material change report required under Section 85(l) of the Securities Act and section 151 of the Securities Rules.


## FORM 53-901F
## BRITISH COLUMBIA SECURITIES ACT

## MATERIAL CHANGE REPORT UNDER SECTiON 85(1) OF THE ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.


NOTE: Every report required to be filed under Section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

## Item 1. <u>Reporting Issuer</u>

State the fill name and address of the principal office in Canada of the reporting issuer:

**ALAMOS MINERALS LTD.**
Suite 1400,400 Burrard Street
Vancouver, B.C.
V6C 3G2

## Item 2. <u>Date of Material Changes</u>

October 15, 2002

## Item 3. <u>Press Release</u>

The Issuer's press release dated October 15, 2002 was filed on SEDAR and disseminated via Canada Stockwatch and Market News Publishing.

## Item 4. <u>Summary of Material Change</u>

The Issuer announced the completion of a non-brokered private placement of 5,125,000 units at a price of $0.40 per unit.

**Item 5. <u>Full Description of Material Change</u>**

The Issuer announced the completion of the non-brokered private placement announced September 30, 2002 of 5,125,000 units at a price of $0.40 per unit.

Each unit consists of one common share in the capita] of the Company and one non-transferable share purchase warrant. One warrant entitles the holder thereof to purchase one additional share on or before October 11, 2003 at a price of $0.45 per share. The shares and any shares issued on exercise of the warrants are subject to a hold period expiring February 11, 2003. A 7% finders fee is payable in connection with the financing.

Proceeds from the private placement totaling $2,050,000 will be used by Alamos Minerals towards the acquisition cost of the Salamandra Property in Mexico, for advancement of the work program underway on the property, and for general working capital purposes.

**Item 6. <u>Reliance on Section 85(2) of the Act</u>**

Not applicable.

**Item 7. <u>Omitted Information</u>**

There is no omitted information.

**Item 8. <u>Senior Officers</u>**

The following Senior Officer of the Company are available to answer questions regarding this report:

*Nerio V. Cervantes,* Director
Telephone: (604) 643-1787

**Item 9. <u>Statement of Senior Officer</u>**

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C., this 15th day of October 2002.

**ALAMOS MINERALS LTD.**

*/s/ Nerio V. Cervantes*
-------------------------------------------------------
**Nerio V. Cervantes,**
**Director**

Suite 1400, 400 Burrard Street

# Alamos Minerals Ltd.

Vancouver, British Columbia
Canada V6C 3G2

Telephone: (604) 643-1787
Facsimile: (604) 643-1773

Email: alamos@intergate.bc.ca
Web Site: www.alamos-minerals.com
Trading Symbol: AAS (TSX Venture)

NEWS RELEASE #13/2002

ALAMOS MINERALS COMPLETES $2,050,000 PRIVATE PLACEMENT

Vancouver, BC, Tuesday, October 15, 2002 — Alamos Minerals Ltd. announces the completion of the non-brokered private placement announced September 30, 2002 of 5,125,000 units at a price of $0.40 per unit.

Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant. One warrant entitles the holder thereof to purchase one additional share on or before October 11, 2003 at a price of $0.45 per share. The shares and any shares issued on exercise of the warrants are subject to a hold period expiring February 11, 2003. A 7% finders fee is payable in connection with the financing.

Proceeds from the private placement totaling $2,050,000 will be used by Alamos Minerals towards the acquisition cost of the Salamandra Property in Mexico, for advancement of the work program underway on the property, and for general working capital purposes.

ON BEHALF OF THE BOARD OF DIRECTORS
ALAMOS MINERALS LTD.

*Is! Chester F. Millar*

Chester F. Millar
Chairman, President and CEO

For additional information, please contact Nerio Cervantes, Director, at (604) 643-1787.

*The TSX Venture Exchange has not reviewed and does not*
*accept responsibility for the adequacy or accuracy of this release*

This is the form of a material change report requited under Section 85(1) of the Securities Act and section 151 of the Securities Rules.


**FORM 53-901W**
**BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT**


NOTE:          This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:          Every report requir6d to be filed under Section *85(1)* of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE:          WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".


**Item 1. <u>Reporting Issuer</u>**

State the fill name and address of the principal office in Canada of the reporting issuer:

**ALAMOS MINERALS LTD.**
Suite 1400,400 Burrard Street
Vancouver, B.C.
V6C 3G2

**Item 2. <u>Date of Material Changes</u>**

October 21,2002

**Item 3. <u>Press Release</u>**

The Issuer's press release dated October 21, 2002 was filed on SEDAR and disseminated via Canada Stockwatch and Market News Publishing.

**Item 4. <u>Summary of Material Change</u>**

The Issuer announced that it had provided a C$675,000 loan to National Gold Corporation and that it had entered into discussions to merge the two companies.

**Item 5. <u>Full Description of Material Change</u>**

The Issuer and National Gold Corporation ("National Gold") have entered into discussions to merge the two companies. The parties have agreed to retain an independent chartered business evaluator accredited by governing regulatory bodies to conduct an independent evaluation of the merger.

It is expected that a merger will create economic efficiencies for the development of the Salamandra Property in Sonora, Mexico as well as facilitate financing for the project on more favorable terms.

The Issuer has provided a C$675,000 loan to National Gold by way of a one- year convertible note (the "Note") with interest payable at 1% per month. The Note can be converted at any time into common shares of National Gold at a conversion price of C$0.20 per share, and is redeemable at National Gold's option on 30 days' notice. The purpose of' the loan is to meet the terms called for in an agreement wherein National Gold is purchasing the Salamandra Property in Mexico. The Issuer Ms the right to appoint three directors to the board of National Cold upon conversion of the loan into shares.

The Issuer and National Gold have met the C$ 1,525,000 property payment which was due on the Salamandra Property on October 17, 2002.

The Issuer and National Gold have further agreed that the Issuer has completed the property development expenditure obligations and the Pre-Participation Program described in their Joint Venture Agreement. Under the terms of the Joint Venture Agreement, the Issuer is earning a *50%* interest in the Salamandra Property.

**Item 6. <u>Reliance on Section 85(2) of the Act</u>**

Not applicable.

**Item 7. <u>Omitted Information</u>**

There is no omitted information.

**Item 8. <u>Senior Officers</u>**

The following Senior Officer of the Company is available to answer questions regarding this report:

*Nerio V. Cervantes,* Director
Telephone: (604) 643-1787

**Item 9. <u>Statement of Senior Officer</u>**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., this 23rd day of October 2002.

**ALAMOS MINERALS LTD.**

*/s/Nerio V Cervantes*

-------------------------------------------
**Nerio V. Cervantes,**
**Director**

**OCTOBER 21, 2002**                                          **VANCOUVER, B.C.**
**ALAMOS MINERALS LTD.**                          **NATIONAL GOLD CORPORATION**
AAS: TSX-VE                                                      NGT: TSX-VE

FOR IMMEDIATE RELEASE

**Merger Discussions Underway – Alamos Provides $675,000 Loan to National Gold**

Alamos Minerals Ltd. ("Alamos") and National Gold Corporation ("National Gold") have entered into discussions to merge the two companies. The parties have agreed to retain an independent chartered business evaluator accredited by governing regulatory bodies to conduct an independent evaluation of the merger.

It is expected that a merger will create economic efficiencies for the development of the Salamandra Property in Sonora, Mexico as well as facilitate financing for the project on more favorable terms.

Alamos has provided a C$675,000 loan to National Gold by way of a one-year convertible note (the "Note") with interest payable at 1% per month. The Note can be converted at any time into common shares of National Gold at a conversion price of 29 cents per share, and is redeemable at National Gold's option on 30 days notice. The purpose of the loan is to meet the terms called for in an agreement wherein National Gold has purchased the Salamandra property in Mexico. Alamos also has the right to appoint three directors to the board of National Gold upon conversion of the loan into shares.

Alamos and National met the C$1,525,000 payment due on the property on October 17, 2002.

Alamos and National Gold have further agreed that Alamos has completed the property development expenditure obligations and the Pre-Participation Program described in their Joint Venture Agreement. Under the terms of the Joint Venture Agreement Alamos is earning a 50% interest in the Salamandra Property.

ON BEHALF OF THE BOARDS OF DIRECTORS OF:

| | |
|---|---|
| ALAMOS MINERALS LTD. | NATIONAL GOLD CORPORATION |
| 'Chester F. Millar' | 'Albert J. Matter' |
| Chester F. Millar | Albert J. Matter, |
| Chairman, President & CEO | President & CEO |
| For further information please contact: | |
| | Albert Matter, Director, President & CEO |
| Nerio Cervantes, Director | James McDonald, PGeo, Director, VP |
| ALAMOS MINERALS LTD. | NATIONAL GOLD CORPORATION |
| P.O. Box 48780, Bentall Centre | Suite 600 - 890 West Pender Street |
| Vancouver, B.C. | Vancouver, B.C. |
| Tel: 604-643-1787 | Tel: 604-408-4647 |
| Fax: 604-643-1773 | Fax: 604-687-1327 |
| Email: alamos@intergate.bc.ca | Email: info@nationalgold.com |
| Website: www.alamos-minerals.com | Website: www.nationalgold.com |

**FORM 45-102F2**

**Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities**

**ALAMOS MINERALS LTD.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 11, 2002 of 5,125,000 units (the "Units") issued at a price of $0.40 per Unit, each Unit consisting of one common share and one non-transferable share purchase warrant (the "Warrant'), each Warrant entitling the holder thereof to purchase one additional common share of Alamos Minerals Ltd. at a price of $0.45 per share until October 11, 2003, Alamos Minerals Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia, this 24th day of October, 2002.

ALAMOS MINERALS LTD.

By: */s/ Nerio V. Cervantes*

_____
Nerio V. Cervantes
Director

# MATERIAL CHANGE REPORT

*Form 53-901F (formerly Form 27) Under Section 85(1) of the British Columbia Securities Act*
*Form 27 Under Section 118(1) of the Alberta Securities Act*
*Form 27 Under Section 75(2) of the Ontario Securities Act*

*(Individually the 'Act" and collectively, the "Securities Acts"*

1. **Reporting Issuer**

   State the full name and address of the principal office in Canada of the reporting issuer.

   Alamos Minerals Ltd. (the "Company")
   1400 – 400 Burrard Street, Commerce Place
   P.O. Box 48780, Bentall Centre
   Vancouver, BC V7X 1A6

2. **Date of Material Change**

   State the date of the material change.

   October 28, 2002

3. **Press Release**

   State the date and place(s) of issuance of the press release issued under Section 85(1)(BC), Section 118(1) (AB), and Section 75(1) (ON) of the Securities Acts.

   October 28, 2002

   The Press Release was released to the TSX Venture Exchange and through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

4. **Summary of Material Change(s)**

   Provide a brief but accurate summary of the nature and substance of the material change.

   The Company and National Gold Corporation ("National Gold") have entered into a letter agreement ("Letter Agreement") to merge the two companies by way of statutory plan of arrangement.

5. **Full Description of Material Change**

   The Company and National Gold have entered into a Letter Agreement to merge the two companies by way of statutory plan of arrangement to create a new company, Alamos

Gold Corporation ("Alamos Gold"). Within the next 30 days, each of Alamos and National Gold plan to schedule a general meeting of their respective shareholders.

The merger will combine the parties' respective interests to create efficiencies and a more effective approach to advancing the development of the large Mulatos gold deposit in Sonora, Mexico. The merger will yield benefits to the shareholders of the new company by providing a greater asset base and capitalization, facilitating access to capital markets, reducing overhead, eliminating duplication of administrative expenses and creating a broader trading market with the potential for greater liquidity.

The board of directors of' Alamos Gold will consist of five members, three from Alamos and two from National Gold. Nominated to the new board will be Chester Millar, John McCluskey, and Steve Stifle, as nominees of Alamos and James McDonald and Richard Hughes will be the nominees of National Gold.

The senior officers of Alamos Gold will be Chester Millar, Chainnan and President, John McCluskey, Vice-President and Chief Executive Officer, and Steve Stine, Vice-President and Chief Operating Officer.

Under the terms of the Letter Agreement, shareholders of Alamos will receive one common share of Alamos Gold for every two shares of Alamos held and shareholders of National Gold will receive one common share of Alamos Gold for every 2.3 52 common shares of National Gold held. The parties have engaged Robert McKnight, an independent valuator, to provide a fairness opinion. All valid rights to acquire common shares of Alamos or National Gold will be replaced by comparable convertible securities of Alamos Gold on an adjusted basis.

The completion of the merger will be subject to the certain conditions including:
• completion of due diligencditeviews before November 22nd, 2002;
• acceptance of the merger by the requisite legal and regulatory bodies having jurisdiction;
• completion of the fairness opinion; and
• receipt of shareholder approval.

It is expected that the merger will be completed before March 15, 2003.

6.    **Reliance on Section 85(2)(BC), Section 1IS(2)(AB), and Section 75(3) (ON) of the Securities Acts**

Not applicable.

7.    **Omitted Information**

Not applicable

**8.     Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Nerio Cervantes, Secretary and Director
1400 400 Burrard Street, Commerce Place
P.O. Box 48780, Bentall Centre
Vancouver, BC VYX 1A6
Telephone: (604) 643-1787

**9.     Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 31st day of October, 2002.

*"Signed"*
*/s/ Nerio Cervantes*
-----------------------------------------------
Nerio Cervantes, Secretary & Director

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT,* THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION.  ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

V0168540001/79812

OCTOBER 28, 2002                                                VANCOUVER, B.C.
ALAMOS MINERALS LTD.                               NATIONAL GOLD CORPORATION
AAS: TSX-VE                                                     NGT: TSX-VE

FOR IMMEDIATE RELEASE

### ALAMOS – NATIONAL GOLD REACH AGREEMENT TO MERGER

Alamos Minerals Ltd. ("Alamos") and National Gold Corporation ("National Gold") are pleased to announce that they have entered into a letter agreement (the "Letter Agreement") to merge the two companies by way of a statutory plan of arrangement to create a new company, Alamos Gold Corporation ("Alamos Gold").  Each of Alamos and National plan to set a date for meeting of their respective shareholders within the next 30 days.

The merger will combine the party's respective interests to create efficiencies and a more effective approach to advancing the development of the large Mulatos gold deposit in Sonora, Mexico. The merger will yield benefits to the shareholders of the new company by providing a greater asset base and capitalization, facilitating access to capital markets, reducing overhead, eliminating duplication of administrative expenses and creating a broader trading market with the potential for greater liquidity.

The board of directors of Alamos Gold will consist of five members, three from Alamos and two from National. Nominated to the new board will be Chester Millar, John McCluskey, and Steve Stine, as nominees of Alamos and James McDonald and Richard Hughes will be the nominees of National.

The senior officers of Alamos Gold will be Chester Millar, Chairman and President, John McCluskey, Vice-President and Chief Executive Officer, and Steve Stine, Vice-President and Chief Operating Officer.

Under the terms of the Letter Agreement, shareholders of Alamos will receive one common share of Alamos Gold for every two common shares of Alamos held and shareholders of National will receive one common share of Alamos Gold for every 2.352 common shares of National held. The parties have engaged Robert McKnight, an independent valuator, to provide a fairness opinion.  All valid rights to acquire common shares of Alamos or National will be replaced by comparable convertible securities of Alamos Gold on an adjusted basis.

The completion of the merger will be subject to the certain conditions including:

  *    completion of due diligence reviews before November 22nd, 2002,
  *    acceptance of the merger by the requisite legal and regulatory bodies having jurisdiction,
  *    completion of the fairness opinion, and
  *    receipt of shareholder approval.

It is expected that the merger will be completed before March 15, 2003.

ON BEHALF OF THE BOARDS OF DIRECTORS OF:

ALAMOS MINERALS LTD.                               NATIONAL GOLD CORPORATION
'Chester F. Millar'                                            'Albert J. Matter'
Chester F. Millar                                              Albert J. Matter,
Chairman, President & CEO                          President & CEO

# Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS MINERALS LTD
(Registrant)

March 19, 2003  By: /s/ Nerio Cervantes, Director and Corporate Secretary
Date